

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2020

Jay Taragin
Chief Financial Officer
One Judith Acquisition Corp
640 Fifth Avenue, 12th Floor
New York, NY 10019

Re: One Judith Acquisition Corp
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted September 4, 2020
CIK 0001812234

Dear Mr. Taragin:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement

Cover Page

1. We note the revisions here and elsewhere in the draft registration statement related to the amount placed in trust and establishment of a restricted account. Please revise here and throughout the registration statement as appropriate to further distinguish these provisions from other special-purpose acquisition companies' recently effective registration statements. Please revise to explain how establishment of the restricted account "will help [you] to attract investors who are more likely to be long-term holders of [your] stock and who will remain stockholders after [your] initial business combination," as noted on pages 18 and 19. Please revise to explain how "this feature will discourage [you] from pursuing an initial business combination that most of [your] stockholders do not wish to participate

in." Please revise to clarify that you could still pursue an initial business combination even if 84% of your investors choose to redeem.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Raphael M. Russo